United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
China Armco Metals, Inc.
(Name of Issuer)
Common stock
(Title of Class of Securities)
16936C 108
(CUSIP Number)
Lazarus Rothstein, Esq.
China Direct Industries, Inc.
431 FAIRWAY DRIVE
DEERFIELD BEACH,  FL  33441
(954) 363-7333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16936C 108

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  China Direct Industries, Inc.
  13-3876100

  Check the Appropriate Box if a Member of a Group (See Instructions)
    √

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Florida

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  Shared Voting Power

  1,296,061

  Sole Dispositive Power

  Shared Dispositive Power

  1,296,061

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1,296,061

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  12.8%

  Type of Reporting Person (See Instructions)

  CO

CUSIP No. 16936C 108

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  China Direct Investments, Inc.

  Check the Appropriate Box if a Member of a Group (See Instructions)
    √

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Florida

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  Shared Voting Power

  538,381

  Sole Dispositive Power

  Shared Dispositive Power

  538,381

  Aggregate Amount Beneficially Owned by Each Reporting Person

  538,381

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  5.3%

  Type of Reporting Person (See Instructions)

  CO

CUSIP No. 16936C 108

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Capital One Resource Co., Ltd.

  Check the Appropriate Box if a Member of a Group (See Instructions)
    √

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  Brunei

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  Shared Voting Power

  757,680

  Sole Dispositive Power

  Shared Dispositive Power

  757,680

  Aggregate Amount Beneficially Owned by Each Reporting Person

  757,680

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  7.5%

  Type of Reporting Person (See Instructions)

  CO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of China Armco Metals, Inc. (the “Issuer”) whose principal executive offices are located at One Waters Park Drive, Suite 98, San Mateo, CA 94403.

Item 2. Identity and Background

  Name

  This Schedule 13D is being filed jointly and on behalf of the following persons (i) China Direct Industries, Inc., a Florida corporation (“China Direct”), (ii) Capital One Resource Co., Ltd., a Brunei corporation (“Capital One”), and (iii) China Direct Investments, Inc., a Florida corporation (“China Direct Investments”)

  Residence or Business Address

  (i) China Direct Industries, Inc., a Florida corporation (“China Direct”) whose principal office is located at 431 Fairway Drive, Suite 200, Deerfield Beach, Florida 33443, (ii) Capital One Resource Co., Ltd., a Brunei corporation (“Capital One”) whose principal office is located at Room 804, Sino Centre, 582-592 Nathan Rd., Kln, Hong Kong , and (iii) China Direct Investments, Inc., a Florida corporation (“China Direct Investments”) whose principal office is located at 431 Fairway Drive, Suite 200, Deerfield Beach, Florida 33443.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  China Direct’s principal business is the management of a portfolio of Chinese entities and providing consulting services to Chinese businesses. Each of Capital One and China Direct Investments provide consulting services to Chinese businesses.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  (d) – (e) During the past five years none of the reporting persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any reporting persons a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  Citizenship

Item 3. Source and Amount of Funds or Other Consideration

Capital One acquired 496,000 shares of common stock from Stephen E. Cox, the former Chief Executive Officer and Chairman of the Board of Directors of China Armco Metals, Inc. as payment for services pursuant to a June 26, 2008 consulting agreement for services provided by Capital One to Mr. Cox.

Capital One acquired 355,700 shares of common stock from Monarch Capital Fund, Ltd. as payment for services pursuant to a July 1, 2008 consulting agreement for services provided by Capital One to Monarch Capital Fund, Ltd. from July 1, 2008 through September 30, 2008.

China Direct Investments acquired 448,100 shares of common stock from Harborview Master Fund, L.P. as payment for services pursuant to a July 1, 2008 consulting agreement for services provided by China Direct Investments to Harborview Master Fund, L.P. from July 1, 2008 through March 31, 2009.

On August 8, 2008, China Direct Investments acquired warrants to purchase 90,281 shares of China Armco Metals, Inc. at an exercise price of $5.00 per share as payment for due diligence fees in connection with the Issuer’s July 2008 private offering of its common stock and warrants. The warrants acquired by China Direct Investments expire on August 8, 2014.

On August 8, 2008, China Direct Investments paid due diligence fees to two individuals in connection with the Issuer’s July 2008 private offering of its common stock and warrants by transferring 10,000 shares of Issuer’s common stock owned by China Direct Investments.

Item 4. Purpose of Transaction

(a) - (j) The shares of common stock were acquired as consideration for services rendered pursuant to the terms of the agreements identified in Item 3 above. It is the policy of China Direct to liquidate securities received as compensation by its subsidiaries when market conditions are favorable for sale. None of the reporting persons have any present plans or proposals which would relate or result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as set forth earlier in this section, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of director or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, (vii) changes in the Issuer’s charter, bylaws or instructions corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation systems of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to any of those enumerated above.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  (a) and (b) Capital One and China Direct Investments are wholly owned subsidiaries of China Direct.

  Capital One owns beneficially and of record 757,680 shares of common stock of the Issuer which represents approximately 7.5% of the outstanding shares of common stock of the Issuer deemed outstanding at August 14, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2009.

  China Direct Investments owns beneficially and of record 448,100 shares of common stock and common stock purchase warrants to purchase 90,281 shares of common stock of the Issuer with an exercise price of $5.00 per share expiring on August 8, 2014, which collectively represent approximately 5.3% of the outstanding common stock of the Issuer deemed outstanding at August 14, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2009 when calculated in accordance with Rule 13(d)(3)(1) of the Act.

  China Direct beneficially owns in the aggregate 1,296,061 shares of the Issuer, which represents these securities held by its subsidiaries, presented in accordance with Rule 13d-3 of the Act.

  Each of Capital One and China Direct Investments has shared voting and dispositive control over the securities owned by them with China Direct.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  see response to Item 5(a) above.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  During the last 60 days, Capital One sold common stock of the Issuer on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by reference. All such transactions were effected in the open market on the Over-the-Counter Market.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibits:
Exhibit 1 Schedule of Transactions
Exhibit 2 Joint Reporting Agreement dated August 27, 2009 among the reporting persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2009
Date
China Direct Industries, Inc.
/s/ Yuejian (James) Wang
Signature
Yuejian (James) Wang
Chairman and Chief Executive Officer
Name / Title
Capital One Resource Co., Ltd.
/s/ Xiaowen Zhuang
Signature
Xiaowen Zhuang
General Manager
Name / Title
China Direct Investments, Inc.
/s/ Yuejian (James) Wang
Signature
Yuejian (James) Wang
President
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)